Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.”

Overview of Company

Dogness (International) Corporation (“Dogness” or the “Company”), is a BVI business company limited by shares incorporated under the laws of the British Virgin Islands (“BVI”) on July 11, 2016. We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Delaware, mainland China, Hong Kong Special Administrative Region of the People’s Republic of China and British Virgin Islands. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products and retractable leashes with products being sold all over the world mainly through distributions by large retailers.

Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”) was incorporated in mainland China on May 15, 2009, and was established to develop and manufacture pet leash and related lanyard products. Dongguan Jiasheng is the main operating entity and is engaged in the research and development, manufacturing and distribution of various types of gift suspenders, pet belts ribbon, lace, elastic belt, computer jacquard ribbon and high-grade textile lace. Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”) and Jiasheng Enterprise (Hongkong) Co., Limited (“HK Jiasheng”) were incorporated in Hong Kong on March 10, 2009 and July 12, 2007, respectively, and were established to operate principally as trading companies.

A reorganization of the legal structure was completed on January 9, 2017. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to the Company. After the reorganization, the Company ultimately owns 100% of the equity interests of the entities mentioned above. As of the date of this Report, the Controlling Shareholder owns a 71.54% equity interest of the Company.

Dogness Intelligent Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”) was incorporated in China on October 26, 2016. Dongguan Dogness was established to operate principally as a holding company.

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC, with its operation focusing primarily on promoting the Company’s pet products sales in the United States. In February 2018, Dogness Overseas Ltd, which is wholly owned by the Company, was established in the British Virgin Islands as a holding company. Dogness Overseas Ltd owns all of the interests in Dogness Group LLC.

On March 16, 2018, the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”). After the acquisition, Mejia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, our Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. Dogness Culture was focusing on developing and expanding the pet food market in China. As of the date of this report, Dogness Culture is in the process of being liquidated.

Revenues by product and service categories are summarized below:

	For the six months ended December 31,
	2024		2023
Products and services category	Revenue	% of total Revenue	Revenue	% of total Revenue

Products
Traditional pet products	$4,660,824	38.6%	$3,601,676	54.0%
Intelligent pet products	4,546,642	37.6%	2,234,220	33.5%
Climbing hooks and others	2,878,245	23.8%	761,742	11.4%
Total revenue from products	$12,085,711	100.0%	$6,597,638	98.9%

Services
Dyeing services	$-	-%	$77,049	1.1%
Total revenue from services	-	-%	77,049	1.1%
Total revenue	$12,085,711	100.0%	$6,674,687	100.0%

During the six months ended December 31, 2024, our products were sold in 31 countries. Our major customers include Anyi trading, Mid Ocean Brands B.V., Digital ID Limited, Costco, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate. We also sold our products via popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and live streaming sales platforms hosted by influencers.

Export sales accounted for 66.1% and 68.0% of the total sales for the six months ended December 31, 2024 and 2023, respectively, while China domestic sales accounted for 33.9%% and 32.0% for the six months ended December 31, 2024 and 2023, respectively. The breakdown of the sales by geographic areas is shown below:

	For the six months ended December 31, 2024		For the six months ended December 31, 2023
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue

Sales to international markets	$7,987,992	66.1%	$4,540,047	68.0%
Sales in China domestic market	4,097,719	33.9%	2,134,640	32.0%
Total	$12,085,711	100.0%	$6,674,687	100.0%

For the six months ended December 31, 2024, the Company’s four largest customers accounted for 26.4%, 13.3%, 12.8% and 11.1% of the Company’s total revenue, respectively. For the six months ended December 31, 2023, the Company’s four largest customers accounted for 19.9%, 16.3%, 6.1% and 5.0% of the Company’s total revenue, respectively.

Market outlook

The company’s operations will continue to be negatively affected by the ongoing trade dispute between China and the United States, which may result in uncertainties in our export sales in the coming months.

To mitigate the impact of weak sales, we are focusing on developing new customers and markets, as well as developing a new generation of intelligent pet products. We have expanded our sales channels from traditional trading to online shopping channels, which allows us to gain direct access to more potential customers from domestic and international markets. This is particularly important to attract younger generations who are more interested in our smart pet products. At the same time, we are implementing cost-saving measures to improve production efficiency and profit margins.

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

Develop innovative products and services. We focus on developing and strengthening our brand identity and emphasizing our unique offerings for customers and promoting our strong value proposition. Through extensive and on-going customer research, we are gaining valuable insights into the wants and needs of our customers and we are developing solutions and communication strategies to address them. We continually seek opportunities to strengthen our merchandising capabilities, which allow us to provide a differentiated product assortment, including our exclusive smart pet specialty products and our proprietary brand offerings, to deliver innovative solutions and value to our customers. We believe developing innovative products will further differentiate us from our competitors, allow us to forge a strong relationship with our customers, build loyalty, enhance our market position, increase transaction size and enhance operating margins.

Mergers and Acquisitions. When capital permits, we intend to capitalize on the challenges that smaller companies are encountering in our industry by acquiring complementary companies at favorable prices. We believe that acquiring rather than building capacity is an option that may be more beneficial to us if replacement costs are higher than purchase prices. We continue to look into acquiring smaller pet product manufacturers in China as part of our expansion plans. Some of the companies we may seek to acquire are suppliers of the raw materials or components we purchase to manufacture our products to further expand and integrate the industrial chain. If we do acquire such companies, we will have greater control over our manufacturing cost. Our expansion strategy includes increasing our share in existing pet specialty products markets, penetrating new markets and achieving operating efficiencies and economies of scale in merchandising, distribution, information systems, procurement, and marketing, while providing a return on investment to our stockholders.

Supply Chain Efficiencies and Scale. We intend to streamline our supply chain process and leverage our economies of scale. We seek suppliers that will strategically partner with us to create long-term shareholder value. We also aim to scale our supply chain to accommodate growth, cut costs and improve efficiency and drive continuous improvement, mitigate supply chain risks, and develop innovative approaches to product development.

From a long-term perspective, we believe the above-mentioned strategic initiatives will still help our future sales growth. Through continuous endeavor for product innovation, better management our capital expenditure and leveraging costs, we expect that we could further improve our sales and product margins to produce profitability and return on investment for our shareholders in the near future.

Results of Operations

Comparison of Operation Results for the six months ended December 31, 2024 and 2023

The following table summarizes the results of our operations for the six months ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended December 31,
	2024		2023		Changes
	Amount	As % of Sales	Amount	As % of Sales	Amount	%

Revenues	$12,085,711	100.0%	$6,674,687	100.0%	$5,411,024	81.1%
Cost of revenues	(8,668,552)	(71.7)%	(5,363,758)	(80.4)%	(3,304,794)	61.6%
Gross profit	3,417,159	28.3%	1,310,929	19.6%	2,106,230	160.7%
Operating expenses
Selling expenses	624,410	5.2%	529,021	7.9%	95,389	18.0%
General and administrative expenses	4,312,486	35.7%	3,873,442	58.0%	439,044	11.3%
R&D expense	665,494	5.5%	485,849	7.3%	179,645	37.0%
Total operating expenses	5,602,390	46.4%	4,888,312	73.2%	714,078	14.6%
Loss from operations	(2,185,231)	(18.1)%	(3,577,383)	(53.6)%	1,392,152	(38.9)%
Other income (expenses)
Interest income (expense), net	6,884	0.1%	(113,690)	(1.7)%	120,574	(106.1)%
Foreign exchange gain	114,443	0.9%	32,469	0.5%	81,974	252.5%
Other income	41,357	0.3%	80,891	1.2%	(39,534)	(48.9)%
Rental income from related parties, net	107,737	0.9%	148,406	2.2%	(40,669)	(27.4)%
Total other income	270,421	2.2%	148,076	2.2%	122,345	82.6%
Loss before income taxes	(1,914,810)	(15.8)%	(3,429,307)	(51.4)%	1,514,497	(44.2)%
Income tax benefit	(98,967)	(0.8)%	(231,756)	(3.5)%	132,789	(57.3)%
Net loss	$(1,815,843)	(15.0)%	$(3,197,551)	(47.9)%	$1,381,708	(43.2)%

Revenues. Revenues increased by approximately $5.4 million, or 81.1%, from approximately $6.7 million for the year ended December 31, 2023 to approximately $12.1 million for the six months ended December 31, 2024. The increase in revenue was primarily attributable to the significant increase in sales in both China domestic market and international markets, primarily due to the increased orders from our current customers and new customers acquired.

Revenue by Products and Services Category

The breakdown of our revenue by products and services categories is as follows:

	For the Six Months Ended December 31,
	2024		2023
Products and services category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
Products
Traditional pet products	$4,660,824	38.6%	$3,601,676	54.0%	$1,059,148	29.4%
Intelligent pet	4,546,642	37.6%	2,234,220	33.5%	2,312,422	103.5%
Climbing hooks and others	2,878,245	23.8%	761,742	11.4%	2,116,503	277.9%
Total revenue from products	12,085,711	100.0%	6,597,638	98.9%	5,488,073	83.2%

Services
Dyeing services	-	-%	77,049	1.1%	(77,049)	(100.0)%
Total revenue from services	-	-%	77,049	1.1%	(77,049)	(100.0)%
Total	$12,085,711	100.0%	$6,674,687	100.0%	$5,411,024	81.1%

	Total Revenue for six months ended December 31,		Units sold for six months ended December 31,				Average selling price		Price
Products	2024	2023	2024	2023	Variance in Units sold	% of units variance	2024	2023	Difference
Traditional pet products	$4,660,824	$3,601,676	8,432,234	6,843,858	1,588,376	23.2%	$0.6	0.5	$0.1
Intelligent pet products	4,546,642	2,234,220	271,665	140,983	130,682	92.7%	16.7	15.8	0.9
Climbing hooks and others	2,878,245	761,742	1,305,341	449,325	856,016	190.5%	2.2	1.7	0.5
Total	$12,085,711	$6,597,638	10,009,240	7,434,166	2,575,074	34.6%	$1.2	$0.9	$0.3

Traditional pet products

Revenue from traditional pet products increased by approximately $1.1 million, or 29.4%, from approximately $3.6 million for the six months ended December 31, 2023 to approximately $4.7 million for the six months ended December 31, 2024. The increase was mainly driven by increased sales volume and average selling price for the six months ended December 31, 2024, compared to the six months ended December 31, 2023. Among the total revenue increase, approximately $1.0 million was from sales to customers in international markets, and approximately $0.1 million was from sales to customers in China domestic market, primarily due to increased orders from our customers.

Intelligent pet products

Revenue from intelligent pet products increased by approximately $2.3 million, or 103.5%, from approximately $2.2 million for the six months ended December 31, 2023, to approximately $4.5 million for the six months ended December 31, 2024. The increase was mainly driven by an increase in sales volume for the six months ended December 31, 2024, compared to the six months ended December 31, 2023. Among the total revenue increase, approximately $1.2 million increase was from sales to customers in international markets primarily due to the new acquired customer and approximately $1.1 million was from sales to customers in China domestic market primarily due to increased orders from our current customers.

Climbing hooks and others

Revenue from climbing hooks and others increased by approximately $2.1 million, 277.9%, from approximately $0.8 million for the six months ended December 31, 2023, to approximately $2.9 million for the six months ended December 31, 2024. The increase was mainly driven by increased sales volume and average selling price during the six months ended December 31, 2024, compared to the six months ended December 31, 2023. Among the total revenue increase, approximately $1.3 million increase was from sales to customers in international markets and approximately $0.8 million was from sales to customers in China domestic market, primarily due to the increased orders of the climbing hooks from our customers.

Dyeing service

We utilize our manufacturing capability and color dyeing technology to provide dyeing solutions to customers. Our services involve applying dyes or pigments on ribbons made of textile materials such as fibers, yarns, and fabrics to achieve the customer’s desired color fastness and quality. We recognize revenue at the point when dyeing solutions and related services are rendered, and the products after dyeing are delivered and accepted by the customers. We earned dyeing services fees of approximately $nil and $0.1 million for the six months ended December 31, 2024 and 2023, respectively.

Sales to related parties

Dogness Network Technology Co., Ltd (“Dogness Network”) is a related party due to our ownership of 10% of the equity of the company. Dogness Technology Co., Ltd (“Dogness Technology”) was a related party because its legal representative was Junqiang Chen, the relative of our Chief Executive Officer. Mr. Junqiang Chen ceased to be the legal representative on December 31, 2023, and Dogness Technology ceased to be a related party as of such time.

We sold certain intelligent pet products to Dogness Network and Dogness Technology, and accordingly reported related party sales of $nil and approximately $0.1 million, which accounted for nil and 1.5% of our total revenue for the six months ended December 31, 2024 and 2023, respectively.

Cost of revenue associated with the sales to these two related parties amounted to $nil and approximately $0.1 million for the six months ended December 31, 2024 and 2023, respectively.

Revenue by Geographic Area

The breakdown of our revenue by geographic areas is as follows:

	For the Six Months Ended December 31,
	2024		2023
Geographic Area	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance%
Mainland China	$4,097,719	33.9%	$2,134,640	32.0%	$1,963,079	92.0%
United States	2,504,361	20.7%	1,461,853	21.9%	1,042,508	71.3%
Europe	2,729,078	22.6%	976,395	14.6%	1,752,683	179.5%
Japan and other Asian countries and regions	2,118,320	17.5%	1,775,426	26.6%	342,894	19.3%
Australia	137,171	1.1%	221,398	3.3%	(84,227)	(38.0)%
Canada	202,396	1.7%	101,233	1.5%	101,163	99.9%
Central and south America	296,666	2.5%	3,742	0.1%	292,924	7,828.0%
Total	$12,085,711	100.0%	$6,674,687	100.0%	$5,411,024	81.1%

Costco’s expansion into the Mexican market and its initial order for pet leashes have been key drivers of the company’s sales growth, contributing to increased revenue in Central and South America.

International sales products and services category

The breakdown of sales by products and services categories in international markets is as follows:

	For the Six Months Ended December 31,
	2024		2023		Changes
Products and services category	Revenue	% of total international revenue	Revenue	% of total international revenue	Amount	%

Traditional pet products	$3,925,135	49.2%	$2,968,771	65.3%	$956,364	32.2%
Intelligent pet products	2,461,420	30.8%	1,237,325	27.3%	1,224,095	98.9%
Climbing hooks and others	1,601,437	20.0%	333,951	7.4%	1,267,486	379.5%
Total international sales	$7,987,992	100.0%	$4,540,047	100.0%	$3,447,945	75.9%

Our total sales in international markets increased by approximately $3.4 million, or 75.9%, from approximately $4.5 million for the year ended December 31, 2023 to approximately $8.0 million for the six months ended December 31, 2024. The increase in international markets sales due to a significant increase in sales orders.

We had increases in sales for all product types during the six months ended December 31, 2024, compared to the same period in 2023. International sales of our traditional pet products, intelligent pet products, and climbing hooks increased by 32.2%, 98.9%, and 379.5%, respectively.

China domestic sales by products and services category

The breakdown of sales by products and services categories in China domestic market is as follows:

	For the Six Months Ended December 31,
	2024		2023		Changes
Products and services type	Revenue	% of total China domestic revenue	Revenue	% of total China domestic revenue	Amount	%

Traditional pet products	$735,689	17.9%	$632,905	29.7%	$102,784	16.2%
Intelligent pet products	2,085,222	50.9%	996,895	46.7%	1,088,327	109.2%
Climbing hooks and others	1,276,808	31.2%	427,791	20.0%	849,017	198.5%
Dyeing services	-	-%	77,049	3.6%	(77,049)	(100.0)%
Other services	-	-%	-	-%	-	-%
Total domestic sales	$4,097,719	100.0%	$2,134,640	100.0%	$1,963,079	92.0%

Our domestic sales increased by approximately $2.0 million, or 92.0%, from approximately $2.1 million for the six months ended December 31, 2023 to approximately $4.1 million for the six months ended December 31, 2024. The increase in our domestic market sales due to a significant increase in sales orders.

Our domestic sales of traditional pet products. intelligent pet products and climbing hooks and others, increased by 16.2%, 109.2% and 198.5%, respectively, for the six months ended December 31, 2024 as compared to the year ended December 31, 2023.

Cost of revenues

Our cost of revenues increased by $3.3 million, or 61.6% from approximately $5.4 million for the six months ended December 31, 2023 to approximately $8.7 million for the six months ended December 31, 2024, due to a significant increase in sales volume. As a percentage of revenues, the cost of goods sold decreased by approximately 8.7 percentage points to 71.7% for the six months ended December 31, 2024, compared to 80.4% for the six months ended December 31 2023.

Gross profit

Our gross profit increased by approximately $2.1 million, or 160.7%, from approximately $1.3 million for the six months ended December 31, 2023 to approximately $3.4 million for the six months ended December 31, 2024, primarily attributable to the increase in sales volume and average selling price of all products. Overall gross profit margin was 28.3%, an increase of 8.7 percentage points, as compared to 19.6% for the six months ended December 31, 2023.

Gross profit by products and services category

The breakdown of gross profit by products and services categories is as follows:

	For the Six Months Ended December 31,
	2024		2023
Products	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit %
Traditional pet products	$631,352	13.5%	$443,995	12.3%	$187,357	1.2	pct.
Intelligent pet products	1,449,164	31.9%	658,796	29.5%	790,368	2.4	pct.
Climbing hooks and others	1,336,643	46.4%	249,657	32.8%	1,086,986	13.7	pct.
	3,417,159	28.3%	1,352,448	20.5%	2,064,711	7.8	pct.
Services
Dyeing services	-	-%	(41,519)	(53.9)%	41,519	53.9	pct.
Other services	-	-%	-	-%	-	-	pct.
Total	$3,417,159	28.3%	$1,310,929	19.6%	$2,106,230	8.7	pct.

Gross profit for traditional pet products increased by approximately $0.2 million for the six months ended December 31, 2024 as compared to the six months ended December 31, 2023. Gross profit margin increased by 1.2 percentage points from 12.3% for the six months ended December 31, 2023 to 13.5% for the six months ended December 31, 2024, mainly due to an increase of $0.1 in average selling price.

Gross profit for intelligent pet products increased by approximately $0.8 million from approximately $0.7 million for the six months ended December 31, 2023 to approximately $1.4 million for the six months ended December 31, 2024. Gross profit margin increased by 2.4 percentage point from 29.5% for the six months ended December 31, 2023 to 31.9% for the six months ended December 31, 2024, mainly driven by an increase of $0.9 in average selling price.

Gross profit for climbing hook and others increased by approximately $1.1 million from approximately $0.2 million for the six months ended December 31, 2023 to approximately $1.3 million for the six months ended December 31, 2024. Gross margin for climbing hooks and others increased by 13.7 percentage points from 32.8% for the six months ended December 31, 2023 to 46.4% for the six months ended December 31, 2024, mainly due to an increase of $0.5 in average selling price.

The increased proportion of higher-priced products in the sales mix has contributed to an overall rise in the average selling price.

Expenses

	For the Six Months Ended December 31,
	2024		2023		Changes
	Amount	% of total Expenses	Amount	% of total Expenses	Amount	%
Selling expenses	$624,410	11.1%	$529,021	10.9%	$95,389	18.0%
General and administrative expenses	4,312,486	77.0%	3,873,442	79.2%	439,044	11.3%
Research and development expenses	665,494	11.9%	485,849	9.9%	179,645	37.0%
Total operating expenses	$5,602,390	100.0%	$4,888,312	100.0%	$714,078	14.6%

Selling expenses. Selling expenses primarily include expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, and shipping and delivery expenses. Selling expenses increased by approximately $0.1 million, or 18.0% from approximately $0.5 million for the six months ended December 31, 2023, to approximately $0.6 million for the six months ended December 31, 2024. The increase was due to more marketing research activities. As a percentage of sales, our selling expenses were 5.2% and 7.9% of our total revenues for the six months ended December 31, 2024, and 2023, respectively.

General and administrative expenses. Our general and administrative expenses include employee salaries, welfare and insurance expenses, depreciation and credit losses expenses, as well as consulting expenses. For the six months ended December 31, 2024, general and administrative expenses increased by approximately $0.4 million, or 11.3% from approximately $3.9 million for the six months ended December 31, 2023 to approximately $4.3 million for the six months ended December 31, 2024. The increase was mainly due to decoration expenses   incurred at our new office in Dongguan. As a percentage of sales, our general and administrative expenses were 35.7% and 58.0% of our total revenues for the six months ended December 31, 2024 and 2023, respectively.

Research and development expenses. Our research and development expenses increased by $0.2 million or 37.0%, from approximately $0.5 million for the six months ended December 31, 2023, to approximately $0.7 million for the six months ended December 31, 2024. As a percentage of sales, our research and development expenses were 5.5% and 7.3% of our total revenues for the six months ended December 31, 2024 and 2023, respectively. We expect research and development expenses to continue to increase as we expand our research and development activities to increase the use of environmentally-friendly materials and develop more new high-tech products to meet customer demands.

Other income, net. Other income primarily included interest income or expenses, foreign exchange gain or loss, rental income from related parties and other income or expenses. Other income increased by approximately $0.1 million, or 82.6%, from approximately $0.1 million for the six months ended December 31, 2023 to approximately $0.3 million for the six months ended December 31, 2024. The increase was mainly due to more interest income generated from our cash in bank and more gain from foreign exchanges of U.S. dollar against the RMB for the six months   ended December 31, 2024.

Income tax benefit. Income tax benefit decreased by approximately $0.1 million or 57.3%, from approximately $0.2 million for the six months ended December 31, 2023 to approximately $0.1 million for the six months ended December 31, 2024. The decrease was mainly due to decreased taxable loss.

Net income loss. As a result of the foregoing, our net loss decreased by approximately $1.4 million or 43.2%, from approximately $3.2 million for the six months ended December 31, 2023 to approximately $1.8 million for the six months ended December 31, 2024.

Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended December 31,
	2024	2023
Net cash provided by (used in) operating activities	$942,048	$(1,650,175)
Net cash used in investing activities	(1,049,924)	(238,828)
Net cash used in financing activities	(772,457)	(341,683)
Effect of exchange rate change on cash and cash equivalents	(18,339)	226,388
Net decrease in cash and cash equivalents	(898,672)	(2,004,298)
Cash and cash equivalents, beginning of year	6,956,434	4,483,308
Cash and cash equivalents, end of period	$6,057,762	$2,479,010

Operating Activities

Net cash provided by operating activities was approximately $0.9 million for the six months ended December 31, 2024, including net loss of approximately $1.8 million, adjusted for non-cash items for approximately $2.2 million (including depreciation and amortization of approximately $1.4 million and amortization of right of use lease assets of approximately $0.6 million) and adjustments for changes in working capital of approximately $0.5 million. The adjustments for changes in working capital mainly included an increase of approximately $1.0 million in account payable (including related parties), an increase of approximately $0.2 million in lease liability  , offset by increase of approximately $0.6 million in account receivable (including related parties).

Net cash used in operating activities was approximately $1.7 million for the six months ended December 31, 2023, including net loss of approximately $3.2 million, adjusted for non-cash items for approximately $2.5 million (including depreciation and amortization of approximately $1.4 million and amortization of right of use lease assets of approximately $0.6 million) and adjustments for changes in working capital of approximately $0.9 million. The adjustments for changes in working capital mainly included increase of approximately $1.0 million in prepayment and other asset (including related parties), increase of approximately $0.5 million in account receivable (including related parties), offset by an increase of approximately $0.4 million in account payable.

Investing Activities

Net cash used in investing activities was approximately $1.1 million for the six months ended December 31, 2024, primarily due to the purchase of approximately $1.1 million property, plant and equipment to improve our production capacity.

Net cash used in investing activities was approximately $0.2 million for the six months ended December 31, 2023, primarily due to the purchase of approximately $0.3 million property, plant and equipment to improve our production capacity, offset by proceeds of approximately $0.1 million from disposal property, plant and equipment.

Financing Activities

Net cash used in financing activities was approximately $0.8 million for the six months ended December 31, 2024. During the six months ended December 31, 2024, we had net repayment from bank loan of approximately $0.3 million and repayment of related party loans of approximately $0.5 million.

Net cash used in financing activities was approximately $0.3 million for the six months ended December 31, 2023. During the six months ended December 31, 2023, we had net repayment from bank loan of approximately $0.4 million.

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2024:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$18,623,027	$2,896,391	$2,182,808	$2,189,486	$11,354,342
Repayment of bank loan (2)	4,636,710	1,791,436	2,630,911	214,363	-
Capital injection obligation (3)	1,194,133	1,194,133	-	-	-
Capital expenditures on Dongguan Jiasheng (4)	239,533	239,533	-	-	-
Total	$24,693,403	$6,121,493	$4,813,719	$2,403,849	$11,354,342

(1)	The Company had various outstanding non-cancellable operating lease agreements.

(2)	As of December 31, 2024, the Company had a loan balance of approximately $4.6 million (RMB33.8 million) borrowed from Dongguan Rural Commercial Bank. The loans have terms of eight years with a maturity date on July 16, 2028 with different effective interest rate.

(3)	The Company is also obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of December 31, 2024, future registered capital contribution commitments for Meijia was RMB8.7 million ($1.2 million). As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB7.1 million ($1.0 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

(4)	Dongguan Jiasheng had a construction project which expanded from the original plan of building a warehouse, to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The total budget is approximately RMB263.5 million ($36.1 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of December 31, 2024, the Company has made total payments of approximately RMB263.5 million ($36.1 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately RMB1.7 million ($0.2 million). the Company plan to pay remaining payments within twelve months after December 31, 2024.

Impact of Inflation

The Company’s business operations are affected by the inflation post pandemic. Inflation can have a significant impact on a company’s financial performance. Rising prices for raw materials, labor, and other costs can increase a company’s cost of goods sold, leading to lower gross margins and profitability. Additionally, inflation can increase the prices of products, which can lead to a decrease in demand for those products, ultimately affecting sales volume. Inflation can also impact a company’s expenses, such as salaries and benefits, rent, and utilities. As prices rise, these expenses can increase, leading to higher general and administrative expenses. Finally, inflation can impact a company’s debt service, as interest rates may rise, leading to higher borrowing costs.

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. Export sales represent 66.1% and 68.0% of our revenue for the six months ended December 31, 2024 and 2023, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenues contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

Foreign currency translation adjustments amounted to a loss of $0.3 million and a gain of $1,666,560 for the six months ended December 31, 2024 and 2023, respectively. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive income (loss). The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	For the Six Months Ended December 31, 2024	For the Six Months Ended December 31, 2023	As of June 30, 2024
Period-end spot rate	$1=RMB7.2993	$$1=RMB7.0999	$1=RMB7.2672
Average rate	$1=RMB7.1767	$$1=RMB7.2347	$1=RMB7.2248

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. For the six months ended December 31, 2024, the value of the RMB depreciated in relation to the U.S. dollar by approximately 0.44%. In fiscal 2024, the value of the RMB appreciated in relation to the U.S. dollar by approximately 0.22%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

Depreciation (Appreciation) of RMB against the USD (%)
For the six months ended December 31, 2024	0.44%
For the year ended June 30, 2024	0.22%

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the six months ended December 31, 2024 and 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

We prepare our unaudited financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

In preparing the unaudited consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant, right-of-use assets (including lease liabilities) and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

The Company adopted ASC 606 Revenue from Contract with Customers (“ASC606”) for all periods presented. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the six months ended December 31, 2024 and 2023, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in selling expenses. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent pet products, to wholesalers and retailers. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

The Company also generates revenue by providing ribbon dyeing service and pet grooming services to customers. The Company utilizes its manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. The Company recognizes revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers. The revenue from pet grooming services is recognized when the services are rendered.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2024 and June 30, 2024, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2024 and 2023 are disclosed in notes of the unaudited consolidated financial statements.

Accounts Receivable, net

Accounts receivable are presented net of allowance for credit losses. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income.

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Leases

The Company is the lessee in a lease contract when the Company obtains the right to use the asset. Operating leases are included in the line items right-of-use asset, lease liabilities, current, and lease liabilities, long-term in the consolidated balance sheet.

Right-of-use (“ROU”) asset represents the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligations to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in the consolidated statement of operations and comprehensive loss. The Company determines the lease term by agreement with lessor. As the Company’s lease does not provide implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

Income Tax

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. Deferred income taxes assets and liabilities are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2024, the years from fiscal 2022 to fiscal 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

On November 27, 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between reported segment revenues less the significant segment expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures. (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information to conform to current-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements